United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Procter & Gamble Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of The Procter & Gamble Company

RE: The case to vote AGAINST Item 5 (“Shareholder Proposal Requesting Additional Reporting on Plastic Packaging”) on the 2025 Proxy Ballot.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote against Item 5 following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote “AGAINST” Item 5, “Shareholder Proposal Requesting Additional Reporting on Plastic Packaging,” on the 2025 Proxy Ballot for The Procter & Gamble Company (“P&G” or the “Company”). The “Resolved” clause of the proposal states:

Shareholders request that the Board issue a report, at reasonable expense and excluding proprietary information, describing how P&G could address flexible plastic packaging in alignment with the findings of the Pew Report, or other authoritative sources, to reduce its contribution to plastic pollution.

Introduction

Most pressure groups – a category under which fits As You Sow, the proponent of Item 5 – which act in the name of protecting the environment, have a playbook which has been followed for decades. It works as follows: A new cause is quietly conceived (population growth; rainforest destruction; global warming/climate change; plastic straws; etc.). Activists then organize around the issue; raise money; generate narratives and images to illustrate the depth of the “problem”; produce “research” published by advocacy-oriented non-governmental organizations (NGOs); gin up outrage among (often paid) “grassroots,” aided by supportive media, celebrities and politicians; then leverage other influential institutions – such as academia, social media, and large corporations – to fall into line in support of the agenda. The intended result is for targeted elected officials and government bureaucrats to feel an overwhelming movement of public sentiment so they will implement the activist groups’ desired agenda. Then the pressure groups then go back to their donors, show their successes, to justify more contributions.

Lather, rinse, repeat.

Many of these same players, and some new ones, follow this template in pursuit of their latest concocted “crisis,” which is “plastics pollution.” In the realm of shareholder activism, proposals on the topic have proliferated in recent years1 – which corresponds to a seeming decline in the support for climate and emissions policy proposals.2 Apparently these environmental crisis actors needed a new role to play.

P&G, Pew, and the ’plastics pollution’ narrative

The proponents of Item 5, As You Sow (a better name might be “As You Soros”3), flaccidly attempts to make its anti-plastics propaganda appear to be grounded in objective research. Claims in the proposal make vague, rather than outright determinative, conclusions: Plastics into oceans “could” nearly triple by 2040; Corporations “could” face an annual financial risk…; Governments “around the world” are “increasingly enacting” [waste management cost] policies.

1 Rachal, Maria. “Amazon, Yum Brands, Kroger face upcoming shareholder votes on circular packaging,” Packaging Dive, May 10, 2023. See https://www.packagingdive.com/news/packaging-plastics-shareholder-resolutions-as-you-sow/649837/.

2 Stewart, Lindsey. “ESG Shareholder Resolutions,” Morningstar Inc. (republished on the Harvard Law School Forum on Corporate Governance), Oct. 4, 2024. See https://corpgov.law.harvard.edu/2024/10/04/esg-shareholder-resolutions/.

3 “As You Sow,” InfluenceWatch, accessed Sept. 19, 2025. See https://www.influencewatch.org/non-profit/as-you-sow/.

The lack of seriousness and rigor backing the proponent’s assertions are revealed in the reports it cites. Of the 11 footnotes in the proposal, five cite the same report from October 2020: Breaking the Plastic Wave, co-credited to The Pew Charitable Trusts and to social/environmental consultancy corporation SystemIQ.[4] To say the co-authoring groups are agenda-driven is an understatement. Another advocacy group,

World Wildlife Fund, accounts for two more footnotes that reference a single WWF publication called Transparent 2023: Annual Resource: Plastic Progress Report.[5] The remaining footnoted sources cited are commentaries and narrative advancers produced by advocates for “sustainable packaging” and a “circular economy” – a.k.a. recycling. Greenpeace and the European Union are among them.

That these groups – which collaborate and/or cite each others’ research and publications as authoritative – operate only in the interest of advancing a specific agenda is revealed in their consistent terminology and rhetoric. For example, Breaking the Plastic Wave loves using “zero,” as in “zero (or “near-zero”) plastic pollution,” “near-zero [plastic] leakage,” “near-zero ocean plastic pollution,” “near-zero ocean plastic leakage,” “zero packaging solutions,” and “zero-waste communities and cities.” This certainly looks familiar, as it echoes climate alarmists’ holy grail of “Net Zero emissions.” Normal human beings don’t write and communicate this way – only socialist elites, bureaucrats and NGO-crats do. Pew and SystemIQ offer this:

Breaking the wave of ocean plastic pollution is a challenge that respects no boundary: It affects communities, businesses, and ecosystems in both the high-income and middle-/low-income geographies. Businesses, governments, investors, and civil society should aspire to a shared near-zero leakage vision and commit to ambitious, concrete steps towards achieving this critical objective.

To this we ask: Is the near-zero leakage vision attainable if P&G’s Pampers diapers and Always incontinence products are produced with zero-plastic?

Some of the players

Hardly any of the “authoritative sources”6 cited by the proponents represent objective, balanced institutions that seek to conduct comprehensive research that takes into account a multitude of factors in order to reach responsible conclusions about plastics production and packaging. The sources directly referenced, and others they collaborate with, attempt to give the

4 “Breaking the Plastic Wave,” The Pew Charitable Trusts & SystemIQ, July 2020 (updated Oct. 2020). See https://www.pew.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf.

5 “Transparent 2023: Annual Resource: Plastic Progress Report,” World Wildlife Fund, December 2023. See https://files.worldwildlife.org/wwfcmsprod/files/Publication/file/4urk9obdqa_WWF_Transparent_2023_FINAL_12.08.23.pdf.

6 “2025 Proxy Statement,” The Procter & Gamble Company, Aug. 29, 2025. See https://s204.q4cdn.com/332108499/files/doc_financials/2025/ar/2025-Proxy-PG.pdf (p. 94)

impression that they ground their findings in real-world data, statistics, observations, calculations, science, or economics, with a dispassionate, comprehensive approach. However, the truth is exactly opposite. Following are a few of the organizations and enterprises cited by As You Sow and others referenced in the “authoritative” reports they cite:

oThe Pew Charitable Trusts – rather than execute research and let the full facts and outcomes speak for themselves wherever they may lead, Pew “uses data to make a difference,” adding that it “addresses the challenges of a changing world by illuminating issues, creating common ground, and advancing ambitious projects that lead to tangible progress…”7

oSystemIQ – the Breaking the Plastic Wave co-publisher, a for-profit company, seeks to “achieve the Sustainable Development Goals and the Paris Agreement” by “build[ing] an economy that provides prosperity for all, stabilises the climate, and regenerates nature for generations to come.”8 “We are purpose-driven and thrive on solving the hardest problems to drive action.”

oGreenpeace – the militant activist group, the subject of an adverse $667 million jury decision over damages and defamation related to its North Dakota pipeline protests,9 “call[s] on governments around the world and big brands to make a commitment towards a global plastics treaty, to reduce the amount of plastic packaging produced and to invest into refill and reuse to save our planet.”10

oThe American Institute for Packaging and the Environment (AMERIPEN) – believes “reaching 100% reusable, recyclable or compostable packaging is more than a goal, it’s a strategic initiative.”11 12

oShorr Packaging Corp. – is a for-profit, “award-winning sustainable packaging company,” which is “committed to helping brands innovate their packaging to meet the growing demand” for “sustainable packaging.”13

oWWF – “is fighting for a world with no plastic in nature,” and “is leading the charge to help reimagine how we reduce, source, design, and reuse the plastic

7 See https://www.pew.org/en/.

8 See https://www.systemiq.earth/what-is-systemiq/.

9 Steurer, Mary. “Greenpeace seeks reversal of verdict, arguing jury wanted to ‘punish’ someone for pipeline protests,” North Dakota Monitor, May 28, 2025. See https://northdakotamonitor.com/2025/05/28/greenpeace-seeks-reversal-of-verdict-arguing-jury-wanted-to-punish-someone-for-pipeline-protests/.

10 Wagner, Caroline. “The world is ditching plastics with reuse and refill laws and practices,” Greenpeace, Dec. 21, 2021. See https://www.greenpeace.org/international/story/51843/plastics-reuse-and-refill-laws/.

11 Felton, Dan. “Key Lessons from Early EPR Adopters,” Packaging World, Oct. 9, 2024. See https://www.packworld.com/sustainable-packaging/recycling/article/22922253/ameripen-shares-key-lessons-from-early-epr-adopters (written by former executive director of AMERIPEN)

12 See https://www.ameripen.org/sustainability/#principles.

13 “The 2022 Sustainable Packaging Consumer Report,” Shorr Packaging Corp., July 20, 2022. See https://www.shorr.com/resources/blog/the-2022-sustainable-packaging-consumer-report/.

materials that communities depend upon,” which “includes eliminating the single-use plastic that we don’t need.”14

Dozens, if not hundreds, of other examples of bias from the proponent’s favored resources and citations could be listed here, especially from the “Expert Panel” and endnotes of Breaking the Plastic Wave, as well as the endnotes of WWF’s Transparent 2023 report.

Some – perhaps many – may find some of the findings and recommendations cited in As You Sow’s source materials as valuable or laudable. Just don’t call them objective, thorough, scientific, honest, transparent, or economical.

Ellen MacArthur

Behind many of these NGOs and their plastics policies agenda is the Ellen MacArthur Foundation (“EMF”) and its alleged expertise on plastics, recycling and the “circular economy.” EMF’s “Definition for Recyclability” establishes its policies, offering two steps:

Step 1: Does a ‘system for recycling’ exist in practice and at scale for this packaging category (i.e., at least 30% recycling rate is achieved for over 400 million inhabitants)?

Step 2: Do the various packaging components fit that ‘system for recycling’?

That the EMF definition imposes specific numeric goals and standards indicates an agenda is the priority, rather than standards based on objective research and economic analysis. Many of these NGOs also pledge fealty to EMF’s “New Plastics Economy Global Commitment,”15 and both Pew and WWF reference EMF’s work and pledges consistently throughout their reports. EMF is considered by many to be the “muscle” behind the anti-single-use plastics, circular economy agenda.

Thus the questions arise: Who is Ellen MacArthur, why is she important, and why should anyone care what she thinks?

14 See https://www.worldwildlife.org/initiatives/plastics.

15 See https://www.ellenmacarthurfoundation.org/.

Background

Ellen MacArthur is an accomplished, former British yachtswoman known for sailing around the world in record time.[16] She has authored three autobiographical books that largely cover her sporting exploits, with her last volume also addressing her retirement to shift her focus on environmental efforts.[17] The emphasis of her charitable endeavors is to preserve the world’s “finite resources” by advocating for a “circular economy.”[18]

What made MacArthur an alleged expert on these matters? The story she tells is one of a young girl who, ever since being exposed to sailing at age four, wanted to pursue it for the rest of her life, with the goal to circle the planet. She tells of trying to save up for her first sailboat by first pursuing an education with plans to become a veterinarian, but was told following her entry exams not to bother applying to college because her grades weren’t good enough.19

“I didn’t go to a particularly good school,” she says.

The intensely motivated MacArthur also tells audiences her yachting experiences are what made her think about the world’s “finite resources” – the fact that when a small crew (or herself) on a sailboat in the middle of an ocean must conserve supplies so they will last until the end of its journey, so also is the planet allegedly limited in its natural resources – like food, minerals, metals, and energy –

and thus the only solution to preserve them for future generations is a “circular economy.”

That’s the extent of the basis for her argument – an extrapolation of an anecdotal experience. EMF defines a “circular economy” as follows:20

The circular economy is a system where materials never become waste and nature is regenerated. In a circular economy, products and materials are kept in circulation through processes like maintenance, reuse, refurbishment, remanufacture, recycling,

16 “Ellen MacArthur DBE,” EllenMacArthur.com, accessed April 21, 2025. See https://www.ellenmacarthur.com/cv.html?ver=3.

17 See https://www.amazon.com/s?i=stripbooks&rh=p_27%3AEllen%2BMacArthur.

18 “What is a circular economy?”, Ellen MacArthur Foundation, accessed April 21, 2025. See https://www.ellenmacarthurfoundation.org/topics/circular-economy-introduction/overview.

19 “Learning and the Circular Economy.” See https://www.youtube.com/watch?v=eOGy683afyo.

20 “What is a circular economy?”, Ellen MacArthur Foundation, accessed April 21, 2025. See https://www.ellenmacarthurfoundation.org/topics/circular-economy-introduction/overview.

and composting. The circular economy tackles climate change and other global challenges, like biodiversity loss, waste, and pollution, by decoupling economic activity from the consumption of finite resources.

The circular economy is based on three principles, driven by design:

•Eliminate waste and pollution

•Circulate products and materials (at their highest value)

•Regenerate nature

Underpinned by a transition to renewable energy and materials, the circular economy is a resilient system that is good for business, people, and the environment.

In our current economy, we take materials from the Earth, make products from them, and eventually throw them away as waste – the process is linear. In a circular economy, by contrast, we stop waste being produced in the first place.

“What struck me was just how fast we go through this stuff that we ultimately know is finite,” MacArthur says, without offering any scientific or economic evidence to justify her views, nor outside objective sources for her information.21 She says the problem is a “linear system” in which too much is thrown away, when “we have no ‘away.’”

Further emphasizing its founder’s view, EMF states that “waste is a human invention.”22

That would come as news to the millions of towns and communities around the world that capably and responsibly remove, isolate, and direct their residents’ waste to locations like landfills, storage sites, incinerators, and other projected uses for either repurposing or long-term, environmentally safe placement. Many such sites, managed best in first-world nations with capitalist economies, often are converted into other uses such as public parks.[23] [24]

21 “Learning and the Circular Economy.” See https://www.youtube.com/watch?v=eOGy683afyo.

22 “Regenerate nature,” Ellen MacArthur Foundation, Feb. 16, 2022. See https://www.ellenmacarthurfoundation.org/regenerate-nature.

23 “Revegetating Landfills and Waste Containment Areas Fact Sheet,” U.S. Environmental Protection Agency, accessed April 24, 2025. See https://www.epa.gov/sites/default/files/2015-08/documents/revegetating_fact_sheet.pdf.

24 Nicole Bruce. “15 Landfills That Were Transformed Into Stunning Parks,” Thrillist.com, July 27, 2015. See https://www.thrillist.com/culture/15-landfills-that-are-now-stunning-parks-wastelands-converted-into-parks.

As is the case with the standard environmentalism playbook, selective facts are chosen to establish a case for action on an anti-capitalism agenda that is derived from an emotional, limited observation extracted from one’s own experience. This is developed with a superficial rationale, but without grounding in real-world data, statistics, observations, calculations, science, or economics.

Dr. Chris DeArmitt, one of the world’s top plastics materials scientists, told The Telegraph in London:25

“The green lobby seems keen to change the definition of ‘recyclable’ from ‘can be recycled’ to ‘is likely to be recycled’ and then get upset when plastics don’t meet their new definition,” says Dr. DeArmitt. “But that’s not how language, science or the law works.”

He points out that plastic is “recyclable” in the way that a football is “kickable.” If the football sits there not being kicked, do you blame the football manufacturer or the lazy footballer? (Similarly “littering” is the act perpetrated by the person dropping an item, not the material from which the item is made.)

The solution proposed by most environmental groups is to just ban it altogether. They don’t like plastics because they are made from fossil fuels, ergo they are evil. “This is short-sighted and completely ignores second-order effects,” says Dr. DeArmitt. There is a widely held misconception that plastic must be recycled in order to make it green. That’s not true, argues Dr. DeArmitt, it already is. Scores of full lifecycle studies have shown that in 93 per cent of packaging cases, plastic is the option with the smallest environmental impact.

Activism, plastics and the ‘circular economy’

Shareholder proponents – As You Sow and others – who address the “plastics pollution crisis” regularly cite Breaking the Plastic Wave and Plastics: The Costs to Society, the Environment, and the Economy26 by WWF as the primary sources for their policy positions.

The ideological pressure groups behind these reports are just two among several (along with EMF) that have joined together to insist corporations like Procter & Gamble adopt their “circular economy” concepts with regard to plastics.27 Others include the globalist World Economic Forum28 and the United Nations Environment Programme – and of course, As You Sow.29

25 Ben Wright. “The myth of plastic recycling is finally unravelling,” The Telegraph, Oct. 14, 2024. See https://www.telegraph.co.uk/environment/2024/10/14/myth-plastic-recycling-finally-unravelling/.

26 See https://wwfint.awsassets.panda.org/downloads/wwf_pctsee_report_english.pdf

27 Joseph Winters. “Under pressure from activist investors, big brands agree to report and reduce plastics use,” Grist, March 5, 2024. See https://grist.org/accountability/under-pressure-from-activist-investors-big-brands-agree-to-report-and-reduce-plastics-use/.

28 See https://www.weforum.org/stories/circular-economy/.

29 “Circular Economy Program,” As You Sow, accessed April 23, 2025. See https://www.asyousow.org/our-work/circular-economy.

Much of what WWF calls “research” are based on “model calculations,” which produce findings based on data inputs obtained mostly from other advocacy groups – including Pew’s Breaking the Plastic Wave report. Such models’ results are often the outcome of the “garbage-in, garbage-out” phenomenon (no pun intended).

These groups, which use their own propaganda to try to justify the corporate behaviors they hope to change, do not hide their intentions. WWF’s Plastics report was written by Dahlberg Advisers, which is described as “a strategy consulting firm that works to build a more inclusive and sustainable world where all people, everywhere, can reach their fullest potential. We partner with and serve communities, governments, and companies providing an innovative mix of services – advisory, investment, research, analytics, and design – to create impact at scale.”

The powerful EMF is a wholly inappropriate determinant of how a company should design and execute its plastics policies. Rather than an objective, unbiased and broadly respected research institution, EMF instead serves as yet another propaganda organ for the purpose of amplifying the agenda for the environmental Left. As opposed to serious research to determine whether a “circular economy” is a feasible and economically sensible concept that can work in the real world, a scan of the organization’s website simply assumes that it will work. With that in mind, visitors to ellenmacarthurfoundation.org can find agenda items like the following:

•“Improving climate emissions accounting to accelerate the circular economy transition”

•“The circular economy: a ‘triple play’ solution for achieving China’s climate objectives”

•“The marketing playbook for a circular economy”

•“Unlocking the potential of a nature-positive, circular economy for Europe”

•“We need Extended Producer Responsibility (EPR) policy for textiles”

•“Unlocking a reuse revolution: scaling returnable packaging”

•“Upstream Innovation: a guide to packaging solutions”

•“Completing the picture: How the circular economy tackles climate change”

•“The New Plastics Economy: Rethinking the future of plastics & catalysing action”

•“The Plastics Pact Network’s Six-Year Journey Towards Eliminating Plastic Pollution and Waste”

•A “negotiation timeline for a UN treaty to end plastic pollution”

The biased “reports” like those of EMF, Pew and WWF lack impartial scientific or economic foundations, and should not determine whether a corporation adopts a policy or implements a practice. Such decisions should only follow serious, measurable, and objective research grounded in real-world viability analysis and cost-benefit considerations.

The information and reporting produced by EMF and other “circular economy/plastics pollution” narrative-drivers are simply one thing: advocacy. “Transitions” aren’t objective research. “Climate objectives” aren’t objective research. “Marketing playbooks” aren’t objective research. “Unlocking nature-positive potential” isn’t objective research. “Extended Producer Responsibility policies” aren’t objective research. A “reuse revolution” isn’t objective research. “Upstream innovations” aren’t objective research. “Catalysing action” isn’t objective research. Pacts and treaties are not objective research.

Businesses should always strive for ways to become more operationally efficient, improve products (and packaging), reduce costs, stay legal, and responsibly conduct itself in a way that meets customer, community and shareholder expectations. These factors are what’s important – not the capitulation to a comparative few voices who seek to force inefficient, unnecessary and costly behaviors on a company due to their own misconceived perceptions of the world.

Advocating for policies is fine for many organizations. Presenting their rhetoric and ideas as objective, unbiased research is not.

Examples of real, objective research on plastics

What advocates (like Ellen MacArthur herself30) call for, essentially, is to recycle and repurpose everything – again and again, endlessly. In their imaginary world a “zero waste” (and emissions) economy is possible.31 With their fact- and science-free propagandizing, they have successfully pressured companies like Procter & Gamble to adopt their “goals of having 100% of our consumer packaging designed to be recyclable or reusable.”32

Yet even pro-plastics recycling organizations understand that reuse has its limits. For example, the Association of Plastic Recyclers states, “One should remember that while ‘eternal recycling’ is a philosophical goal, the laws of thermodynamics teach that eternal recycling is like perpetual motion and cannot be achieved. Virgin material is always needed.”33

To determine whether even a fraction of the practicality and goals of what the likes of MacArthur, EMF, Pew and WWF espouse, and the degree to whether even a partial “circular economy” is achievable in a way that makes economic sense, then at least an attempt at cost-benefit analysis is necessary – especially when corporate profitability and shareholder resources are at stake.

Single-use (“SUPs”) “plastics pollution” is an exaggerated concept and anything but a “crisis.”34 To the degree there is a problem, it has more to do with disposal practices than with production and use.35

30 “Learning and the Circular Economy.” See https://www.youtube.com/watch?v=eOGy683afyo.

31 “Ellen MacArthur Foundation report: Industry must make up gap to achieve zero emissions target,” Sustainable Plastics, Sept. 25, 2019. See https://www.sustainableplastics.com/news/ellen-macarthur-foundation-report-industry-must-make-gap-achieve-zero-emissions-target.

32 See https://www.pginvestor.com/esg/environmental/waste/default.aspx .

33 “Virgin vs. Recycled Plastic Life Cycle Assessment Energy Profile and Life Cycle Assessment Environmental Burdens,” The Association of Plastic Recyclers, May 12, 2020. See https://plasticsrecycling.org/wp-content/uploads/2024/08/APR-Recycled-vs-Virgin-LCA-May2020.pdf.

34 https://www.nature.com/articles/s41598-018-22939-w#MOESM1

35 https://oursharedseas.com/wp-content/uploads/2019/11/Jambeck_et_al_Plastic-waste-inputs-from-land-1.pdf

Following are examples of other findings, from non- (or at least less-) biased research that counters the demonizing “plastics pollution” narrative – readers interested in more detail can find further information at links in the footnotes:

•A study of comparative sanitary quality between disposable versus reusable plastic food service items (utensils, plates, etc.) found that “microorganism levels for reusable food service items was consistently higher than for disposable items sampled;” “The percentage of reusable samples with delectable microorganisms was approximately two times that of disposable items;” and “Disposable have less potential for bacterial contamination.”36

•For sanitation and contamination reasons, post-consumer recycled (PCR) plastic cannot be used for many medical and pharmaceutical purposes and products.37 “Given the regulatory environment surrounding medical-grade plastics, the resins used need to be consistent in order to adhere to stringent quality and performance criteria. Introducing PCR and PIR content into the process can lead to variations in consistency, and in turn, potential negative human health impacts.” Walmart, for example, cited this as part of the reason it could not reach its ambitious recyclable packaging content goals by 2025.38

•An assessment of 16 applications where plastics are used across five key sectors (packaging, building and construction, automotive, textiles, and consumer durables), accounting for about 90 percent of the global plastic volume show that in 15 of the 16 applications a plastic product incurs fewer GHG emissions than their alternatives.39 “In these applications, plastic products release 10% to 90% fewer emissions across the product life cycle,” a study in Environmental Science & Technology reports. “Furthermore, in some applications, such as food packaging, no suitable alternatives to plastics exist.”

•To the degree plastic debris reaching bodies of water is an issue, the problem is one of waste management, not production, according to university researchers published in Science magazine.40

36 Morton S. Hilbert and James Henderson. “DISPOSABLES VERSUS REUSABLES: A study of Comparative Sanitary Quality,” University of Michigan School of Public Health & Michigan Department of Natural Resources. October 2015. See https://pleass.com/wp-content/uploads/2015/10/packaging_03.pdf.

37 Circularity for Healthcare Plastics: The Challenges and Opportunities, Healthcare Plastics Recycling Council, viewed April 24, 2025. See https://www.hprc.org/wp-content/uploads/2022/04/White-Paper-on-Circular-Healthcare-Plastics.pdf.

38 Maria Rachal. “Walmart says it’s unlikely to meet 2025 plastic, recycling targets,” Packaging Dive, March 11, 2025. See https://www.packagingdive.com/news/walmart-packaging-sustainability-goals-plastic/741982/.

39 Fanran Meng, Miguel Brandão, Jonathan M Cullen. “Replacing Plastics with Alternatives Is Worse for Greenhouse Gas Emissions in Most Cases,” Environmental Science & Technology, Jan. 30, 2024. See https://pubs.acs.org/doi/10.1021/acs.est.3c05191.

40 Multiple authors. “Plastic waste inputs from land into the ocean,” Science, Feb. 12, 2015. See https://oursharedseas.com/wp-content/uploads/2019/11/Jambeck_et_al_Plastic-waste-inputs-from-land-1.pdf.

•Most of the plastic packaging analyzed in the Great Pacific Garbage Patch came from Asia,41 as did 86 percent of the plastic carried into oceans by rivers, according to a 2017 study in Nature.42 The rest came from Africa and South America. Some scientists, including PhD ecologist and Greenpeace co-founder Dr. Patrick Moore, contend that “plastics are not toxic, they are inert,” and that many plastics particles floating in the sea are beneficial to marine life.43

•By even the most doomsaying estimates of how much plastic is in the oceans, it is still only equal to just 0.00000000002% of the water bodies’ mass.44 This is the equivalent of placing 1/60,000th of an ounce of plastic into an Olympic-size swimming pool containing more than five million pounds of water.

Conclusion

Procter & Gamble, despite its own opposition to Item 5, has to a certain degree succumbed to pressure from groups like Pew, WWF and As You Sow by allowing some of its product and packaging decision-making to fall sway to progressive activists instead of scholarly expert research.45 The Company should follow scientifically rigorous and economically sensible analysis rather than give in to the demands of an increasingly discredited and dishonest cohort of activists. If it doesn’t evaluate based on objective science and economic principles, Procter & Gamble will infuse its products with higher costs which will likely increase negative environmental outcomes, not produce better ones, as well as drive away customers who will seek out more affordable options.

Therefore, National Legal and Policy Center urges stockholders to vote AGAINST Item 5 (“Shareholder Proposal Requesting Additional Reporting on Plastic Packaging”) on the 2025 Proxy Ballot for The Procter & Gamble Company.

Photo credits:

Page 3: “Breaking the Plastic Wave” presentation slide

Page 5: Ellen MacArthur - EllenMacArthur.com

Page 6: Ellen MacArthur – World Economic Forum/Creative Commons

Page 7: Decades-old, beautiful Ryan Park in North Kingstown, RI rests on the site of the former town dump

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL

41 Ibid.

42 Multiple authors. “River plastic emissions to the world’s oceans,” Nature, June 7, 2017. See https://www.nature.com/articles/ncomms15611.

43 Dr. Patrick Moore. “The great Pacific garbage patch twice the size of Texas is fake,” BizPacReview.com, Nov. 15, 2021. See https://www.bizpacreview.com/2021/11/15/hold-for-michele-the-great-pacific-garbage-patch-twice-the-size-of-texas-is-fake-1162875/.

44 James D. Agresti, “Are the Oceans Plagued by Plastic?”, JustFactsDaily.com, Feb. 28, 2015. See https://www.justfactsdaily.com/are-the-oceans-plagued-by-plastic.

45 See https://www.pginvestor.com/esg/environmental/waste/default.aspx.

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For questions regarding The Procter & Gamble Company – Item 5 – AGAINST the “Shareholder Proposal Requesting Additional Reporting on Plastic Packaging,”, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.